

Andrew Chung · 3rd
Founder at OpenAxis
New York City Metropolitan Area · Contact info
500+ connections

 OpenAxis

Harvard University

Experience



Founder
OpenAxis · Full-time
Sep 2020 – Present · 1 yr 2 mos
New York, United States

OpenAxis makes storytelling through visualization and data simple, trackable, and shareable.



Founder
Antler
Mar 2020 – Jul 2020 · 5 mos

Exploring something new.



Senior Software Engineer (Consultant) / Sales Engineer
Zammo
Jul 2019 – Feb 2020 · 8 mos
Greater New York City Area

Zammo.ai is cross-platform voice app deployment, easily creating and publishing voice skills on multiple platforms (Alexa, Google Home, Cortana). Developed in cloud technologies including Azure Orchestrator Functions, Azure Service Bus, QnA Maker API services, and ASP.NET Core. ...see more



Technical Solutions Professional - Global Black Belt (Mobile apps / Cloud)
Microsoft
Jul 2016 – Sep 2019 · 3 yrs 3 mos
San Francisco Bay Area

As part of the Global Black Belt team, designed and architected enterprise solutions, taught and trained enterprise developers, and built POCs for large enterprise customers on topics ranging from Mobile (Xamarin), Serverless, Bots, AI and Cognitive Services, Cosmos DB (NoSQL), and architecting cloud native PaaS apps on Azure. ...see more



Customer Success Engineer / Sales / Project Management
Xamarin
Jan 2013 – Sep 2019 · 6 yrs 9 mos
San Francisco Bay Area

Connected with and helped developers code, test, monitor, and deploy mobile apps (Xamarin.iOS, Xamarin.Android, and Xamarin Forms) using best practices and guiding them in building cloud-first scalable backend infrastructure. Prospected and presented to C-level executives to engineering managers, and performed product demos to technical a ...see more

Show 4 more experiences ⌄

Education



Harvard University
BA, Economics



Stanford Graduate School of Business
Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies

Coursework in Human Computer Interaction